FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Appointment of Greg Fisher as Chief Financial Officer

Toronto, Ontario (March 13, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that Greg Fisher, Senior Vice President of Finance has been promoted to Chief Financial Officer effective May 1, 2023. Greg will succeed Jamie Porter who will be leaving Alamos to pursue another opportunity in the mining industry. Jamie will continue in his current capacity and help support the transition until April 28, 2023.

Greg Fisher has more than 20 years of progressive experience in the mining sector, including 13 years at Alamos Gold. Greg joined Alamos in 2010 and was appointed Vice President of Finance in 2011 and Senior Vice President of Finance in 2021. During this time, he has led the finance team and has had responsibility for regulatory financial reporting, treasury management, budgeting and forecasting, tax planning and compliance, and maintenance of the Company's internal control environment. Prior to joining Alamos in 2010, Greg was a Senior Manager at KPMG, serving mining clients in the firm’s audit practice. He graduated with an Honours Bachelor of Commerce degree from McMaster University and holds a CPA, CA designation.

“Jamie has been an invaluable member of the leadership team and family at Alamos for nearly 20 years having joined the Company in 2005 and serving as our Chief Financial Officer since 2011. I would like to thank Jamie on behalf of the entire team and Board at Alamos for his leadership, passion and financial acumen, all of which have been instrumental to our growth into a diversified intermediate gold producer, while maintaining an industry leading balance sheet. We wish him every success in his future endeavours,” said John A. McCluskey, President and Chief Executive Officer.

“Greg has been a key member of our senior management team for more than a decade having led our finance team with his financial expertise and strong leadership skills. We look forward to his ongoing leadership and financial stewardship as we deliver on our strong outlook with growing production, declining costs, and increasing profitability in the years ahead,” Mr. McCluskey added.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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